Exhibit 99.1

Condensed Interim Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Quarter ended January 31, 2012

Unaudited

INDEX

Interim Statements of Financial Position	1

Interim Statements of Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5 – 44

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at January 31, 2012 and for the quarter then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF FINANCIAL POSITION

As at

	January 31,	October 31,	November 1,
	2012	2011	2010
	$	$	$

ASSETS
Current assets
Cash and cash equivalents	16,932,068	25,942,689	50,449,202
Investments [note 11]	25,418,693	18,395,181	31,600
Prepaid expenses and deposits	642,668	769,541	362,682
Commodity taxes receivable	1,705,599	1,557,248	885,997
Tax credits receivable	5,703,408	7,806,120	3,352,712

	50,402,436	54,470,779	55,082,193
Non-current assets
Investments [note 11]	—	3,917,417	—
Tax credits receivable	976,886	774,887	522,279
Exploration and evaluation assets [note 6]	28,076,563	25,434,582	9,980,304

Total assets	79,455,885	84,597,665	65,584,776

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 10]	1,427,145	6,164,669	2,332,957

	1,427,145	6,164,669	2,332,957
Non current liabilities
Future income taxes [note 5]	168,586	330,327	—

Total liabilities	1,595,731	6,494,996	2,332,957

Equity
Share capital	77,418,495	77,418,495	55,551,409
Warrants	5,673,444	5,673,444	11,234,987
Contributed surplus	13,883,568	13,568,213	3,640,448
Retained earnings	(19,115,353)	(18,557,483)	(7,175,025)

Total equity	77,860,154	78,102,669	63,251,819

Total equity and liabilities	79,455,885	84,597,665	65,584,776

Commitments and contingencies [note 9]

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF COMPREHENSIVE LOSS

	Quarter ended January 31
	2012	2011
	$	$

REVENUES
Interest	180,793	153,304

	180,793	153,304

EXPENSES
Professional fees [note 10]	175,335	213,278
Investor relations	417,756	291,020
Administration expenses [notes 7 and 10]	317,018	6,902,422
Impairment of exploration and evaluation assets [note 6]	4,245	296,200

	914,354	7,702,920

Operating loss

Unrealized loss (gain) on investments held for trading [note 11]	(13,950)	1,100

	(13,950)	1,100

Loss before income taxes	(719,611)	(7,550,716)
Deferred income taxes [note 5]	161,741	—

Net loss and comprehensive loss for the period	(557,870)	(7,550,716)

Net loss per share
Basic and fully diluted	(0.01)	(0.13)

Weighted average number of outstanding shares
Basic and fully diluted	61,729,684	57,945,214

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CHANGES IN EQUITY

As at

	Share capital		Warrants		Contributed surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance – November 1, 2010	57,568,506	55,551,409	6,814,995	11,234,987	3,640,448	(7,175,025)	63,251,819
Issuance of shares for warrants [note 8]	3,499,510	21,150,951	(3,499,510)	(5,561,543)	—	—	15,589,408
Issuance of shares for stock options [note 8]	646,668	687,830	—	—	(313,082)	—	374,748
Issuance of shares on acquisition of mining properties	15,000	28,305	—	—	—	—	28,305
Stock-based compensation [note 8]	—	—	—	—	10,240,847	—	10,240,847
Net loss for the year	—	—	—	—	—	(11,382,458)	(11,382,458)

Balance – October 31, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669

Balance – November 1, 2010	57,568,506	55,551,409	6,814,995	11,234,987	3,640,448	(7,175,025)	63,251,819
Issuance of shares for warrants [note 8]	319,094	1,934,105	(319,094)	(495,774)	—	—	1,438,331
Issuance of shares for stock options [note 8]	316,666	245,752	—	—	(115,420)	—	130,332
Stock-based compensation [note 8]	—	—	—	—	7,374,216	—	7,374,216
Net loss for the period	—	—	—	—	—	(7,550,716)	(7,550,716)

Balance – January 31, 2011	58,204,266	57,731,266	6,495,901	10,739,213	10,899,244	(14,725,741)	64,643,982

Balance – November 1, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Issuance of shares for stock options [note 8]	—	—	—	—	315,355	—	315,355
Net loss for the period	—	—	—	—	—	(557,870)	(557,870)

Balance – January 31, 2012	61,729,684	77,418,495	3,315,485	5,673,444	13,883,568	(19,115,353)	77,860,154

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CASH FLOWS

	Quarter ended January 31
	2012	2011
	$	$

OPERATING ACTIVITIES
Loss before income taxes	(719,611)	(7,550,716)
Items not impacting cash:
Impairment of exploration and evaluation assets	4,245	296,200
Interest income receivable	31,856	(10,466)
Unrealized loss (gain) on investments held for trading	(13,950)	1,100
Stock-based compensation	92,700	6,813,932

	(604,760)	(449,950)
Net change in non-cash working capital items	(4,759,002)	(2,019,748)

Net cash flows used in operating activities	(5,363,762)	(2,469,698)

INVESTING ACTIVITIES
Investment in exploration and evaluation asset	(3,855,531)	(1,238,093)
Government credits	3,332,672	—
Acquisition of investments	(3,124,000)	(25,000,000)

Net cash flows used in investing activities	(3,646,859)	(26,238,093)

FINANCING ACTIVITIES
Proceeds from exercise of share options	—	130,332
Proceeds from exercise of warrants	—	1,438,331

Net cash flows from financing activities	—	1,568,663

Net decrease in cash and cash equivalents	(9,010,621)	(27,139,128)
Cash and cash equivalents, beginning of period	25,942,689	50,449,202

Cash and cash equivalents, end of period	16,932,068	23,310,074

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

1. NATURE OF OPERATION

Quest Rare Minerals Ltd. [formerly Quest Uranium Corporation] [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly listed company and its shares are listed on both the Toronto Stock Exchange and NYSE Amex under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

2. BASIS OF PREPARATION

Statement of Compliance

The condensed interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and covered by IFRS 1 – First-time adoption of International Financial Reporting Standards [“IFRS 1”]. These are the Corporation’s first statements issued under International Financial Reporting Standards [“IFRS”] in accordance with principal accounting policies described in note 3. Previously, the Corporation prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles [“GAAP”]. The condensed interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 12, including reconciliations of equity and total comprehensive loss for comparative periods and at the date of transition reported under GAAP, to those reported for those periods and at the date of transition under IFRS.

The condensed interim financial statements have been prepared on a going concern basis, under a historical cost basis, except for investments classified as held for trading which have been measured at fair value.

The policies applied in these condensed interim financial statements are based on IFRS issued and effective as at April 11, 2012, the date on which the Board of Directors approved these financial statements. Any subsequent changes to IFRS that will be given effect in the Corporation’s annual financial statements for the year ending October 31, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS in note 12.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

2. BASIS OF PREPARATION [Cont’d]

The condensed interim financial statements should be read in conjunction with the Corporation’s GAAP annual financial statements for the year ended October 31, 2011. These condensed interim financial statements disclose IFRS information as at November 1, 2010 and for the year ended. October 31, 2011 that is material to the understanding of these condensed interim financial statements and which were not provided where applicable, in the Corporation’s 2011 annual financial statements.

Functional and presentation currency

The condensed interim financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Use of estimates and judgments

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the financial statements.

In preparing these condensed interim financial statements, the significant judgments made by management and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

The Corporation has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

[a] Exploration and evaluation assets

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such circumstances include the existence of specific rights to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Estimates and assumptions made may change if new information becomes available.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

2. BASIS OF PREPARATION [Cont’d]

[b] Share-based remuneration expense

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures.

[c] Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the range of business relationships and the long-term nature of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income taxes already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities.

[d] Valuation of refundable tax credits and mining duties credits

The Corporation is entitled to refundable tax credits on qualified mining exploration expenses incurred in the province of Québec. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that those tax credits will be realized.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these condensed interim financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise indicated, as if these policies had always been in effect.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at January 31, 2012, the Corporation had cash equivalents in the amount of nil [October 31, 2011 – $2,999,471 bearing interest at 0.91%; November 1, 2010 – nil].

Exploration and evaluation assets

Exploration costs related to mining properties and exploration expenditures, which include research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred.

From time to time, the Corporation may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the option holder, option payments are recorded when the payments are made or received.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, exploration and evaluation assets are grouped at the lowest levels for which there are separately identifiable cash flows [cash-generating units], generally on the basis of areas of geological interest. Impairments are reviewed for potential reversals at each reporting date.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Although management has taken actions to verify the ownership rights for mining properties in which the Corporation owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Corporation as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Share-based compensation

The Corporation has a stock option plan under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and consultants. The plan does not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees’ services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. All share-based remuneration is ultimately recognized as an expense with a corresponding increase to contributed surplus. For stock-based awards issued to non-employees, the awards are measured at the date on which the services are provided.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting. Upon exercise of share options, the proceeds received are allocated to share capital.

Exploration tax credits

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are presented as non-current.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally-enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Commodity taxes

Expenses and exploration and evaluation assets are recognized net of the amount of commodity taxes except where the commodity taxes incurred are not recoverable from the taxation authority, in which case, the commodity taxes are recognized as part of the cost of exploration and evaluation assets or as part of the expense item as applicable.

Share capital

Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.

Unit issuance costs

Costs incurred in connection with the issuance of units are allocated and netted against each component of the units.

Flow-through shares

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures [“CEE”] are renounced in favor of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

Revenue recognition

Operator fee income is recorded as earned, and finance income is recorded on an accrual basis using the effective interest method.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Financial instruments

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. Financial liabilities are classified as financial liabilities at fair value through profit or loss or other liabilities. The Corporation determines the classification of its financial assets or liabilities at initial recognition. When financial assets or liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and liabilities depends on their classification.

The Corporation considers whether a contract contains an embedded derivative when it becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and losses and when the economic characteristics and risks are not closely related to the host contract.

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally-enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair values of financial instruments carried at fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations [Level 1], without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques [Level 2]. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Other techniques [Level 3] use inputs not based on observable market data.

Derecognition of financial assets and liabilities

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Corporation has transferred its right to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gains or losses on derecognition are recognized in the statements of comprehensive loss.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Financial assets or liabilities at fair value through profit or loss

Financial assets or liabilities classified as held-for-trading are included in the category financial assets or liabilities at fair value through profit or loss. Financial assets or liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in the statements of comprehensive loss.

Loans and receivables

Loans and receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortized cost using the effective interest method less impairment. Losses are recognized in the statements of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Where the time value of money is material, receivables are discounted and are carried at their present value. A provision is made where the estimated recoverable amount is lower than the carrying amount.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Corporation has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. These instruments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in the statements of comprehensive loss when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three stated categories. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognized in other comprehensive loss until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statements of comprehensive loss.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Other liabilities

Other liabilities are recognized initially at fair value net of any directly-attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other liabilities are presented as current if payment is due within twelve months. Otherwise, they are presented as non-current liabilities. Finance costs are recognized in the statements of comprehensive loss using the effective interest method.

Impairment of financial assets

The Corporation assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets carried at amortized costs are impaired. A financial asset or a group of financial assets carried at amortized cost is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows [excluding future credit losses that have not been incurred] discounted at the financial asset’s original effective interest rate [i.e. the effective interest rate computed at initial recognition]. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statements of comprehensive loss. For available for sale assets, such loss is recorded in the statements of comprehensive loss and removed from accumulated other comprehensive loss. Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously-recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statements of comprehensive loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Foreign currency

Transactions in foreign currencies are translated at the exchange rates prevailing at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the reporting date. All differences that arise are recorded in the statements of comprehensive loss. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

Lease

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as financing or operating depending on the terms and conditions of the contracts. Lease agreements where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. However, if there is no reasonable certainty that the Corporation will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

Other lease agreements are operating leases and the leased assets are not recognized in the Corporation’s statement of financial position. Payments made under operating leases are recognized in the statements of comprehensive loss on a straight-line basis over the term of the lease. Associated costs, such as maintenance and insurance, are expensed as incurred

Income (loss) per share

Income (loss) per share computations are based upon the weighted average number of common shares outstanding during the period.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. When the Corporation reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options and similar instruments.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as the current period.

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued, which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 10 Financial Statements

In May 2011, the IASB released IFRS 10, Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly-controlled entities. IFRS 11 will be effective for the annual periods beginning on January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE [Cont’d]

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 is expected to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified [or “recycled”] to profit or loss at a future point in time [for example, upon derecognition or settlement] would be presented separately from items that will never be reclassified. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment will affect presentation only and therefore will have no impact on the Corporation’s financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Corporation’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

5. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the quarters ended January 31 is as follows:

	2012	2011
	$	$

Loss before income tax	(719,611)	(7,550,716)

Income tax recovery at the combined Federal and
Provincial tax rate 26.94% [2011 – 28.67%]	(193,863)	(2,164,552)
Stock-based compensation	24,973	1,953,340
Other non-deductible expenses or non-taxable revenues	(46,464)	7,118
Effect of changes in tax rates on temporary items	53,613	52,196
Changes in valuation allowance	—	151,898

Tax recovery at an effective income tax rate	(161,741)	—

The deferred tax assets and liabilities of the Corporation consist of the following:

	January 31, 2012	October 31, 2011	November 1, 2010
	$	$	$

Future income tax assets
Non-capital loss carry-forwards	1,886,334	1,650,577	761,855
Share issue costs	574,525	634,253	869,933
Investments	2,078	3,924	1,515

	2,462,937	2,288,754	1,633,303

Future income tax liabilities
Mining properties and deferred costs	(2,631,523)	(2,619,082)	(142,891)

Net future income tax (liabilities) assets	(168,586)	(330,327)	1,490,412
Unrecognized deferred tax assets	—	—	(1,490,412)

Net future income tax liabilities	(168,586)	(330,327)	—

As at January 31, 2012, the Corporation had a nil amount available to be renounced pursuant to the flow-through share arrangements [October 31, 2011 – nil; November 1, 2010 – $11.5 million].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS

During the quarter ended January 31, 2012, the Corporation maintained the following properties:

	November 1, 2011	Expenditures	Tax credits	Write-down	January 31, 2012
	$	$	$	$	$
Québec
Strange Lake
Acquisition	116,153	—	—	—	116,153
Exploration	18,381,998	3,262,353	(1,186,279)	—	20,458,072

Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	504,219	(242,331)	—	2,545,475

Nanuk
Acquisition	22,187	—	—	—	22,187
Exploration	113,566	—	—	—	113,566

Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	8	—	—	—	8

Other
Acquisition	—	—	—	—	—
Exploration	—	7,595	(3,350)	(4,245)	—

	22,729,665	3,855,531	(1,431,960)	(4,245)	25,148,991

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	November 1, 2011	Expenditures	Tax credits	Write-down	January 31, 2012
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	—	—	—	159

Alterra – Strange Lake
Acquisition	42,889	—	—	—	42,889
Exploration	151,562	—	—	—	151,562

Ramusio Lake
Acquisition	170	—	—	—	170
Exploration	111	—	—	—	111

Voisey’s Bay
Acquisition	1,080	—	—	—	1,080
Exploration	—	—	—	—	—

	528,431	—	—	—	528,431

Properties	23,258,096	3,855,531	(1,431,960)	(4,245)	25,677,422

Stock-based compensation [note 8]	2,176,486	222,655	—	—	2,399,141

	25,434,582	4,078,186	(1,431,960)	(4,245)	28,076,563

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the year ended October 31, 2011, the Corporation maintained the following mining properties:

	November 1, 2010	Expenditures	Tax credits	Write-down	October 31, 2011
	$	$	$	$	$

Québec

Strange Lake
Acquisition	94,516	30,031	—	(8,394)	116,153
Exploration	5,436,412	17,321,952	(4,349,742)	(26,624)	18,381,998
Misery Lake
Acquisition	1,779,363	29,772	—	—	1,809,135
Exploration	1,457,208	1,195,116	(368,737)	—	2,283,587
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	25	(33,310)	—
Nanuk
Acquisition	50,594	214	—	(28,621)	22,187
Exploration	262,224	135	(22)	(148,771)	113,566
Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	12	(4)	—	8
Other
Acquisition	—	—	—	—	—
Exploration	—	23,952	(7,442)	(16,510)	—

	9,158,746	18,601,184	(4,725,922)	(304,343)	22,729,665

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	November 1, 2010	Expenditures	Tax credits	Write-down	October 31, 2011
	$	$	$	$	$

Newfoundland and Labrador

Strange Lake
Acquisition	155,889	—	—	1,165	157,054
Exploration	189,276	314	—	(11,934)	177,656
Misery Lake
Acquisition	—	(2,250)	—	—	(2,250)
Exploration	479	—	—	(320)	159
Alterra – Strange Lake
Acquisition	13,870	29,019	—	—	42,889
Exploration	11,695	139,867	—	—	151,562
Ramusio Lake
Acquisition	3,480	(850)	—	(2,460)	170
Exploration	—	111	—	—	111
Voisey’s Bay
Acquisition	—	1,080	—	—	1,080
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	931	—	(931)	—

	374,689	168,222	—	(14,480)	528,431

New Brunswick

Plaster Rock
Acquisition	90,450	810	—	(91,260)	—
Exploration	41,411	—	—	(41,411)	—

	131,861	810	—	(132,671)	—

Properties	9,665,296	18,770,216	(4,725,922)	(451,494)	23,258,096

Stock-based compensation [note 8]	315,008	1,861,478	—	—	2,176,486

	9,980,304	20,631,694	(4,725,922)	(451,494)	25,434,582

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the quarter ended January 31, 2011, the Corporation maintained the following properties:

	November 1, 2010 $	Expenditures $	Tax credits $	Write-down $	January 31, 2011 $

Québec
Strange Lake
Acquisition	94,516	15,302	—	—	109,818
Exploration	5,436,412	1,125,623	—	—	6,562,035
Misery Lake
Acquisition	1,779,363	—	—	—	1,779,363
Exploration	1,457,208	86,216	—	—	1,543,424
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	—	(33,285)	—
Nanuk
Acquisition	50,594	214	—	(22,355)	28,453
Exploration	262,224	135	—	(115,438)	146,921
Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	5,568	—	(5,568)	—

	9,158,746	1,233,058	—	(218,759)	10,173,045

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31, 2010 $	Expenditures $	Tax credits $	Write-down $	January 31, 2011 $

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	189,276	—	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	479	—	—	(320)	159
Alterra – Strange Lake
Acquisition	13,870	—	—	—	13,870
Exploration	11,695	4,225	—	—	15,920
Ramusio Lake
Acquisition	3,480	—	—	—	3,480
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—

	374,689	4,225	—	(320)	378,594

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(53,737)	37,523
Exploration	41,411	—	—	(23,384)	18,027
Other
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—

	131,861	810	—	(77,121)	55,550

Properties	9,665,296	1,238,093	—	(296,200)	10,607,189
Stock-based compensation (note 8(b))	315,008	560,283	—	—	875,291

	9,980,304	1,798,376	—	(296,200)	11,482,480

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Strange Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 42,700 hectares. The property is a rare earth mineralized zone and consists of 1,028 mining claims, of which 873 claims are located in Québec, and 155 claims are in Newfoundland and Labrador.

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Québec. Under the terms of the agreement, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty [“NSR”] to the vendors, which the Corporation can repurchase in full for $1,500,000.

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,153 mining claims in Québec, and 45 claims in Newfoundland and Labrador, covering an area of approximately 57,190 hectares.

Stewart Lake Project, Québec

During the quarter ended January 31, 2011, the Corporation dropped all of its 294 claims on the project and discontinued any expenditures. As a result, the Corporation wrote off mining acquisition costs of $42,113 and deferred exploration expenditure of $33,285.

Nanuk, Québec

The Corporation’s Nanuk Property is located within the George River Area approximately 175 km northeast from Schefferville, Québec and 60 km south of the Strange Lake Project and consists of 262 claims covering an area of 12,690 hectares.

During the quarter ended January 31, 2012 no exploration work was conducted on the property (2011 – nil). During 2011, a total of 74 claims were allowed to lapse in the southern portion of the property where previous work did not return any significant results. The current Nanuk claim block covers uranium mineralization.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Ramusio Lake, Québec / Newfoundland and Labrador

The Ramusio Lake property is located 50 km south of the Misery Lake property and consists of 53 staked claims, of which 36 claims are located in Québec and 17 claims in Newfoundland and Labrador, and covers an area of approximately 1,817 hectares.

Alterra – Strange Lake Option Property / Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.

Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:

[i]	issuing an aggregate of 90,000 common shares of the Corporation to Alterra over a period of three years; and

[ii]	incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.

In consideration for acting as the operator, the Corporation is entitled to an annual management fee payable in cash by Alterra in an amount equal to 10% of the expenditures incurred by the Corporation for each year of the option period. For the quarter ended January 31, 2012, the Corporation had earned nil in operator’s fees [2011 – nil].

Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:

[i]	making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement;

[ii]	issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

[iii]	incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra will retain a 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

6. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the quarter ended January 31, 2012, the Corporation issued nil common shares [year ended October 31, 2011, – 15,000 common shares at a value of $1.887 per share; quarter ended January 31, 2011 – nil common shares] and incurred nil in exploration expenditures [year ended October 31, 2011, – $139,867; quarter ended January 31, 2011 – $4,225].

Voisey’s Bay Property / Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Plaster Rock, New Brunswick

The 100%-owned property was transferred from Freewest Resources Canada Inc. on December 7, 2007. The property consists of 81 mineral claims and comprises an area of 1,296 hectares. Freewest Resources Canada Inc. retains rights to certain precious metals and base metals with respect to the property.

As at October 31, 2011, the Corporation decided not to renew the claims when they come due in 2012 and wrote off $91,260 in mining acquisition costs and $41,411 in deferred exploration expenditures.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended January 31, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

7. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the quarter ended January 31:

	2012 $	2011 $

Office Expenses:
Salaries and other employee benefits	75,013	45,592
Directors’ fees	48,750	6,241
Directors’ and Officers’ Insurance	24,973	4,671
Rent	16,497	1,535
Telephone and internet	2,366	2,059
IT Services	6,715	566
Other Office Expenses	44,109	25,424
Bank Charges	1,785	1,035
Foreign Exchange losses	4,110	1,366
Stock-based compensation	92,700	6,813,933

Total	317,018	6,902,422

8. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

Issuances during the quarter ended January 31, 2012

[i]	There were no issuances of common shares during the quarter ended January 31, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

8. SHARE CAPITAL [Cont’d]

Issuances during the quarter ended January 31, 2011

[ii]	During the quarter ended January 31, 2011, the Corporation issued 319,094 common shares at an average exercise price of $4.51 per share for a total cash amount of $1,438,331 for warrants exercised, resulting in $495,774 being transferred from warrants to capital stock.

[iii]	During the quarter ended January 31 2011, the Corporation issued 316,666 common shares at an average exercise price of $0.41 per share for a total cash amount of $130,332 for stock options exercised, resulting in $115,420 related to exercised stock options being transferred from contributed surplus to capital stock.

Issuances during the year ended October 31, 2011

[iv]	During the year ended October 31, 2011, the Corporation issued 3,499,510 common shares at an average exercise price of $4.45 per share for a total cash amount of $15,589,408 for warrants exercised resulting in $5,561,543 being transferred from warrants to capital stock.

[v]	During the year ended October 31 2011, the Corporation issued 646,668 common shares at an average exercise price of $0.58 per share for a total cash amount of $374,748 for stock options exercised, resulting in $313,082 related to exercised stock options being transferred from contributed surplus to capital stock.

[vi]	During the year ended October 31 2011, the Corporation issued 15,000 common shares at a price of $1.887 per share to acquire mining properties [note 6]

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

8. SHARE CAPITAL [Cont’d]

[b] Stock based compensation

The outstanding options as at January 31, 2012 and October 31, 2011 and the respective changes during the quarter and the year then ended are summarized as follows:

	Quarter ended January 31, 2012		Year ended October 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$

Outstanding, beginning of period	5,058,334	3.04	3,260,002	1.50
Granted	225,000	2.75	2,545,000	4.55
Exercised	—	—	(646,668)	0.58
Expired/cancelled	—	—	(100,000)	7.00

Outstanding, end of period	5,283,334	3.03	5,058,334	3.04

The following options are outstanding and exercisable as at January 31, 2012.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $

0.00 to 0.749	721,667	1.50	0.12	721,667	0.12
0.75 to 1.499	750,000	2.49	0.75	750,000	0.75
1.50 to 2.249	250,000	6.91	2.06	250,000	2.06
2.25 to 2.999	795,000	7.20	2.62	570,000	2.57
3.75 to 4.499	1,746,667	8.47	4.43	1,509,999	4.44
4.50 to 5.249	745,000	8.75	4.64	694,999	4.64
5.25 to 5.999	275,000	8.48	5.70	266,666	5.71

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

8. SHARE CAPITAL [Cont’d]

The fair value of stock options granted during the quarters ended January 31, 2012 and January 31, 2011 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2012	2011

Risk-free interest rate	1.31%	1.89%
Expected volatility	95%	150%
Dividend yield	Nil	Nil
Expected life [in years]	5	5
Fair value at grant date	$1.98	$4.20

For the quarter ended January 31, 2012, included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $92,700 [year ended October 31, 2011 – $8,379,369; quarter ended January 31, 2011 – $6,813,933]. Included in the mining properties and deferred costs was a stock-based compensation expense of $222,655 [year ended October 31, 2011 – $1,861,478; quarter ended January 31, 2011 – $560,283].

[c] Warrants

The outstanding warrants as at January 31, 2012 and October 31, 2011 and the respective changes during the quarter and the year then ended are summarized as follows:

	Quarter ended January 31, 2012		Year ended October 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$

Outstanding balance, beginning of period	3,315,485	4.67	6,814,995	4.56
Granted	—	—	—	—
Exercised	—	—	(3,499,510)	4.45

Outstanding balance, end of period	3,315,485	4.67	3,315,485	4.67

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

8. SHARE CAPITAL [Cont’d]

The following warrants are outstanding and exercisable as at January 31, 2012.

Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $
3.00 to 3.749	500,000	0.09	3.25
3.75 to 4.499	307,785	0.22	4.25
4.50 to 5.249	2,507,700	0.22	5.00

9. COMMITMENTS AND CONTINGENCIES

Operating leases and purchase commitments

As at January 31, 2012, the Corporation had commitments under operating leases requiring annual rental payments as follows:

$

2012	286,624
2013	240,198
2014	101,640
2015	69,983
2016	54,084
Thereafter	18,028

770,557

Guarantees

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes that it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

10. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the quarter ended January 31, 2012, the total amount for such services provided was nil (2011 – $52,800, of which $30,400 was recorded in exploration and evaluation assets, and $22,400 in administration expenses).

[b]	The Corporation retains the services of a director of the Corporation to carry out professional services. For the quarter ended January 31, 2012, the total amount charged for professional services by directors of the Corporation was nil (2011 – $9,000).

[c]	During the quarter ended January 31, 2012, the Corporation incurred fees in the amount of $95,481 [2011 – $48,622] to a law firm in which an officer and director of the Corporation is a partner, which was recorded in professional fees. As at January 31, 2012, an amount of $68,456 [October 31, 2011 – $56,094; November 1, 2010 – $307,405] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[d]	Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the quarters ended January 31, 2012 and 2011, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2012 $	2011 $
Salaries, employee benefits	138,266	38,823
Directors’ fees	48,750	6,241
Stock compensation	—	6,601,603

Total compensation paid to key management personnel	187,016	6,646,667

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

11. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			January 31, 2012		October 31, 2011		November 1, 2010
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	27,150	27,150	13,200	13,200	31,600	31,600
Corporate bonds	Held-to-maturity	I	—	—	3,993,673	3,995,460	—	—
Provincial bonds	Held-to-maturity	II	25,391,543	25,430,125	18,305,725	18,349,959	—	—

			25,418,693	25,457,275	22,312,598	22,358,619	31,600	31,600

Less: current portion			25,418,693	25,457,275	18,395,181	18,413,979	31,600	31,600

Investments – long term			—	—	3,917,417	3,944,640	—	—

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

11. FINANCIAL INSTRUMENTS [Cont’d]

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at January 31, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are primarily held in Canadian provincial government bonds or AAA-rated corporate bonds.

The Corporation’s receivables consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at January 31, 2012, the Corporation had a total of $42,323,611 in cash and investments held-to-maturity maturing in 2012. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

11. FINANCIAL INSTRUMENTS [Cont’d]

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation does not have any interest-bearing debt. The investments held-to-maturity carry interest and therefore, the Corporation is exposed to a variation of their interest rate upon maturity and reinvestment. Based on the exposures to cash, cash equivalents and investments held-to-maturity as at January 31, 2012, and assuming that all other variables remain constant, an increase or decrease of 100 basis point of the interest rate during the quarter would result in a decrease or increase of $10,588 respectively in comprehensive loss before income taxes.

The rates as at January 31, 2012 for Canadian and U.S. funds were 1.20% [October 31, 2011 – 1.20%; November 1, 2010 – 0.35%] and 0.10% [October 31, 2011 – 0.10%; November 2010 – 0.10%], respectively.

As at January 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.28% [October 31, 2011 – 0.91%; November 1, 2010 – nil].

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at January 31, 2012, the amount of cash and cash equivalents held in U.S. dollars was $37,500 [October 31, 2011 – $18,898; November 1, 2010 – $2,961].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS

As stated in note 2, these are the Corporation’s first condensed interim financial statements prepared in accordance with IFRS. IFRS 1 sets out the procedures that the Corporation must follow when it adopts IFRS for the first time as the basis for preparing its financial statements. The Corporation is required to establish its IFRS accounting policies for 2011 and in general, apply these retrospectively to determine the IFRS opening balance sheet as at the transition date of November 1, 2010.

The accounting policies set out in note 3 have been applied in preparing the condensed interim financial statements for the quarter ended January 31, 2012, the comparative information presented for the quarter ended January 31, 2011 and year ended October 31, 2011 and in preparation of an opening IFRS statement of financial position at November 1, 2010 [the Corporation’s date of transition]. IFRS 1 also permits a number of optional and mandatory exemptions from full retrospective application.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

A. Exemption applied

On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership [“SIDEX”] in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bore interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitled SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

Under Canadian GAAP proceeds received upon the issuance of convertible debt were allocated upon initial recognition on the relative fair value of the equity, conversion feature and liability components. The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants. The total debt discount was amortized over the term of the convertible loan using the effective interest method.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

Under IFRS, on initial recognition of a compound instrument, IAS 32 requires the Corporation to identify the various components of the instruments, to determine the fair value of the liability component and to establish, as a residual amount, the equity component. However, an exemption exists for a first-time adopter and there is no need to separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

As the liability component of a compound financial instrument was no longer outstanding at November 1, 2010, the Corporation elected at that date not to apply IAS 32 retrospectively. Consequently, the Corporation has not retrospectively applied the bifurcation rules under IFRS.

B. Income taxes

Under Canadian GAAP, share capital issued through flow-through share arrangements was recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s cumulative eligible expenditures to investors. The tax impact related to the renunciation was recorded at the date the Corporation filed the renunciation documents with the tax authorities, provided there was reasonable assurance that the expense would be made.

IFRS does not provide specific guidance on the accounting for flow-through shares. As a result, under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in share capital and the amount the investors pay for the shares is recognized as a liability which is reversed and recorded as a deferred income tax recovery into the statement of comprehensive loss as eligible expenditures are made. In addition, under IFRS, deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

As a result of these differences, upon transition to IFRS, share capital was increased by $441,085 as at November 1, 2010 with a corresponding increase in deficit. Further, as at October 31, 2011 share capital was increased by $2,489,847 for a cumulative adjustment of $2,930,932, and future income tax liabilities were decreased by $490,313 with a corresponding increase in deficit of $2,440,619.

C. Stock-based compensation

Under Canadian GAAP, forfeitures of awards were recognized as they occur. Under IFRS, an estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. This had no significant impact on the Corporation upon transition to IFRS.

D. Statement of cash flows

Under IFRS, cash flows related to interest must be classified in a consistent manner as either operating, investing or financing activities each period. Under Canadian GAAP, cash flows related to interest received or paid were classified as operating activities. Under IFRS, management has elected to continue to treat cash flows arising from interest receipts as an operating activity – consequently, the transition to IFRS had no impact on the statement of cash flows.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The November 1, 2010 [date of transition to IFRS] Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	GAAP	Effect of Transition	IFRS
	$	$	$

ASSETS
Current assets
Cash and cash equivalents	50,449,202	—	50,449,202
Investments	31,600	—	31,600
Prepaid expenses and deposits	362,682	—	362,682
Commodity taxes receivable	885,997	—	885,997
Tax credit receivable	3,352,712	—	3,352,712

	55,082,193	—	55,082,193
Non-current assets
Tax credit receivable	522,279	—	522,279
Exploration and evaluation assets	9,980,304	—	9,980,304

Total assets	65,584,776	—	65,584,776

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,332,957	—	2,332,957

Total liabilities	2,332,957	—	2,332,957

Equity
Share capital [note 12 (a), (b)]	55,110,324	441,085	55,551,409
Warrants [note 12 (a)]	11,234,987	—	11,234,987
Other capital reserves [note 12 (b)]	3,640,448	—	3,640,448
Retained earnings [note 12 (a)]	(6,733,940)	(441,085)	(7,175,025)

Total equity	63,251,819	—	63,251,819

Total equity and liabilities	65,584,776	—	65,584,776

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The January 31, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect
	GAAP	of Transition	IFRS
	$	$	$

ASSETS
Current assets
Cash and cash equivalents	23,310,074	—	23,310,074
Investments	16,305,865	—	16,305,865
Prepaid expenses and deposits	577,347	—	577,347
Commodity taxes receivable	787,447	—	787,447
Tax credit receivable	3,352,712	—	3,352,712

	44,333,445	—	44,333,445

Non-current assets
Investments	8,735,102	—	8,735,102
Tax credit receivable	522,279	—	522,279
Exploration and evaluation assets	11,482,480		11,482,480

Total assets	65,073,306	—	65,073,306

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	429,324	—	429,324

	429,324	—	429,324

Non current liabilities
Future income taxes [note 5]	—	—	—

Total liabilities	429,324	—	429,324

Equity
Share capital [note 12 (a), (b)]	57,290,181	441,085	57,731,266
Warrants [note 12 (a)]	10,739,213	—	10,739,213
Other capital reserves [note 12 (b)]	10,899,244	—	10,899,244
Retained earnings [note 12 (a)]	(14,284,656)	(441,085)	(14,725,741)

Total equity	64,643,982	—	64,643,982

Total equity and liabilities	65,073,306	—	65,073,306

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The October 31, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	GAAP	Effect of Transition	IFRS
	$	$	$

ASSETS
Current assets
Cash and cash equivalents	25,942,689	—	25,942,689
Investments	18,395,181	—	18,395,181
Prepaid expenses and deposits	769,541	—	769,541
Commodity taxes receivable	1,557,248	—	1,557,248
Tax credits receivable	7,806,120	—	7,806,120

	54,470,779	—	54,470,779

Non-current assets
Investments	3,917,417	—	3,917,417
Tax credits receivable	774,887	—	774,887
Exploration and evaluation assets	25,434,582	—	25,434,582

Total assets	84,597,665	—	84,597,665

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,164,669	—	6,164,669

	6,164,669	—	6,164,669

Non current liabilities
Future income taxes [note 5]	820,640	(490,313)	330,327

Total liabilities	6,985,309	(490,313)	6,494,996

Equity
Share capital [note 12 (a), (b)]	74,487,563	2,930,932	77,418,495
Warrants [note 12 (a)]	5,673,444	—	5,673,444
Other capital reserves [note 12 (b)]	13,568,213	—	13,568,213
Retained earnings [note 12 (a)]	(16,116,864)	(2,440,619)	(18,557,483)

Total equity	77,612,356	490,313	78,102,669

Total equity and liabilities	84,597,665	—	84,597,665

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The Canadian GAAP interim statement of comprehensive loss for the quarter ended January 31, 2011 has been reconciled to IFRS as follows:

		Effect
	GAAP	of Transition	IFRS
	$	$	$

REVENUES
Interest	153,304	—	153,304

	153,304	—	153,304

EXPENSES
Professional fees [note 10]	219,519	—	219,519
Investor relations	291,020	—	291,020
Administration expenses [notes 8 and 10]	6,896,181	—	6,896,181
Impairment of exploration and evaluation assets [note 6]	296,200	—	296,200

	7,702,920	—	7,702,920

Operating loss

Unrealized loss (gain) on investments held for trading [note 11]	1,100	—	1,100

	1,100	—	1,100

Loss before income taxes	(7,550,716)		(7,550,716)
Income taxes [note 5]	—	—	—

Net loss and comprehensive loss for the period	(7,550,716)	—	(7,550,716)

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2012

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The Canadian GAAP interim statement of comprehensive loss for the year ended October 31, 2011 has been reconciled to IFRS as follows:

	GAAP	of Transition	IFRS
	$	$	$

REVENUES
Interest	679,746	—	679,746
Operator fees	15,150	—	15,150

	694,896	—	694,896

EXPENSES
Professional fees [note 10]	879,764	—	879,764
Investor relations	1,522,988	—	1,522,988
Administration expenses [notes 8 and 10]	8,830,411	—	8,830,411
Impairment of exploration and evaluation assets [note 6]	451,494	—	451,494

	11,684,657	—	11,684,657

Operating loss

Finance cost	43,970	—	43,970
Unrealized loss (gain) on investments held for trading [note 11]	18,400	—	18,400

	62,370	—	62,370

Loss before income taxes	(11,052,131)	—	(11,052,131)
Income taxes [note 5]	1,669,207	(1,999,534)	(330,327)

Net loss and comprehensive loss for the period	(9,382,924)	(1,999,534)	(11,382,458)